Exhibit 99.1

Description of Certain Risks Related to Our Business and Our Common Shares

Investing in our securities involves a high degree of risk. You should carefully consider the risk factors described below and in our annual report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2020 (together with any material changes thereto contained in subsequent filed quarterly and current reports on Form 6-K) and those contained in our other filings with the SEC.

Risks Related to our Business

We may not realize all or any of the anticipated benefits of our investment in Zenabis.

On December 30, 2020, we completed an investment into Zenabis Investments Ltd., (“Zenabis”) a subsidiary of Zenabis Global Inc. (the “Parent”), whereby we acquired $58.9 million in aggregate principal amount of senior secured debt of Zenabis (the “Senior Loan”). The Senior Loan bears interest at a rate of 14% per annum and has a maturity date of March 31, 2025, with principal repayments due under certain circumstances over time, including $7.0 million that was payable on December 31, 2020. Following this payment, as of December 31, 2020, $51.9 million is outstanding under the Senior Loan.

The Senior Loan is subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks, which is increased because the Senior Loan is a below investment grade asset. As a non-investment grade loan, the Senior Loan is considered speculative in nature and may become a defaulted obligation for a variety of reasons. On December 31, 2020, pursuant to the terms of the Senior Loan, we delivered a notice of default to Zenabis with respect to certain defaults not related to principal non-payment, which Zenabis is disputing. Should the Senior Loan become a defaulted obligation as a result of the foregoing notice of default or otherwise in the future, it may become subject to either substantial workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions and covenants of the Senior Loan. Such negotiations or restructuring may be quite extensive and protracted over time, which may detract the attention of our management from other matters and result in substantial uncertainty with respect to the ultimate recovery on the Senior Loan. In the event of default, the liquidity for the Senior Loan may be limited, and to the extent that it is sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon.

The fact that the Senior Loan is secured does not guarantee that we will receive principal and interest payments according to its terms, or that we will be able to collect on the Senior Loan should we be forced to enforce our remedies. There is also a risk that the assets securing the Senior Loan may decrease in value over time, carry liabilities for which we may be responsible should we take possession of collateral, be difficult to appraise or liquidate and may fluctuate in value based upon the success of Zenabis’ business and market conditions, including as a result of the inability of Zenabis to raise additional capital or otherwise as a result of deterioration of its financial condition and prospects.

Furthermore, pursuant to the terms of the Senior Loan, Zenabis will, on a quarterly basis for 32 quarters, also pay us a royalty (the “Royalty”) based on quarterly sales revenue from its medical, recreational and wholesale cannabis lines, net of value added or sales taxes (“Net Cannabis Revenue”), at a rate that will vary from 3.5% to 2.0% based on the volume of such Net Cannabis Revenue in the quarter. The payment of the Royalty is subject to certain Net Cannabis Revenue targets and the maintenance by Zenabis of certain debt service ratios. If the Royalty is not payable in a given fiscal quarter because of failure to meet such targets, the term of the Royalty is extended for another quarter. As a result, part of the value of our investment is dependent on Zenabis’ ability to effectively maintain and grow sales of the products subject to the Royalty. Zenabis’ ability to do so is subject to the risks applicable to its business and there can be no assurance that it will achieve the revenue targets required to trigger Royalty payments in the near-term or at all. Should Zenabis be unable to maintain or grow sales of its products, we may not be able to realize all or any anticipated revenues from the Royalty.

On January 22, 2021, we received a notice from Zenabis stating its intention to repay the full principal amount and interest outstanding under the Senior Loan on February 4, 2021. We believe that any repayment of the Senior Loan does not affect the recurring payments owed under the Royalty by Zenabis to Sundial, although Zenabis disputes the matter. The parties are in ongoing discussions about the possibility of full settlement of the Senior Loan and the Royalty. As of the date of this prospectus, no repayment of the Senior Loan or settlement of the Royalty has been made. There can be no assurance that Zenabis will repay the Senior Loan and/or settle the Royalty in the foreseeable future or at all.

Any of the foregoing could cause us not to realize all or any of the anticipated benefits of our investment in Zenabis and may result in our taking an impairment charge related to such investment, which may materially adversely affect our financial position, results of operations and prospects.

We may make investments into equity or debt securities of other companies, or provide credit to other companies, and we may not obtain the anticipated level of return on such investments, or any return at all.

We have made in the past, and may in the future continue to make, investments into the equity or debt securities of other companies, including by subscribing for such companies’ common shares, preferred shares, convertible debt or other securities. We may also provide revolving or non-revolving credit facilities or other types of loans to other companies.

Any such investment will be subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks, which will be increased if we invest in securities or instruments which are not investment grade assets. The companies that we invested into in the past have had, and companies we may invest into in the future may have, poor financial performance, liquidity and results of operations.

Non-investment grade assets are considered speculative in nature and, if such assets represent debt securities or credit instruments, they may become a defaulted obligation for a variety of reasons. If such debt securities or credit instruments become subject to either substantial workout negotiations or restructuring, this may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal, and a substantial change in the terms, conditions and covenants of such instruments. Such negotiations or restructuring may be quite extensive and protracted over time, which may detract the attention of our management from other matters and result in substantial uncertainty with respect to the ultimate recovery on the instrument. In the event of default, the liquidity of our investments may be limited, and to the extent that they are sold, it is highly unlikely that the proceeds from such sale will be equal to the amount of unpaid principal and interest thereon.

The fact that any debt securities or credit instruments may be secured does not guarantee that we will receive principal and interest payments according to their terms, or that we will be able to collect on such securities or instruments should we be forced to enforce our remedies. There is also a risk that the assets securing the securities or instruments may decrease in value over time, carry liabilities for which we may be responsible should we take possession of collateral, be difficult to appraise or liquidate and may fluctuate in value based upon the success of the borrowers’ business and market conditions, including as a result of the inability of such borrowers to raise additional capital or otherwise as a result of deterioration of its financial condition and prospects.

If we invest in equity securities of other companies, such companies may never declare dividends, or may declare dividends in amounts insufficient to generate a return on our investment. As such, our only means to earn a return on our investment may be to sell the securities for a greater price than we paid for them, and there can be no assurance that we would be able to do so. The price of such securities may be volatile, and will be dependent on the business, financial position, results of operations and prospects of the company in which we invested, which would be beyond our control as we do not anticipate becoming a controlling shareholder in any such company, as well as factors beyond our control or the control of the company in which we invested, including, but not limited to, performance of the financial markets generally, investor perception of the company and its industry, and speculation about such company in the media, investor community or on the internet. The price of such securities will in all cases be subject to the risks similar to those described below in “Risks Related to Our Common Shares” and risks applicable to the business and securities of the company in which we may invest. In the event of liquidation of a company in which we invested, any interest we have in the company’s common shares will be subordinate to the interests of holders of debt and preferred shares of the company, if any, and as a result, we may lose our entire investment in the event of liquidation. If the company in whose equity securities we invest is private or ceases to trade on a stock exchange by virtue of de-listing following inability to comply with requirements of such stock exchange or otherwise, the liquidity of our investment in equity securities may become limited or cease to exist, causing the value of our investment to decline or be eliminated. All the foregoing could cause us to fail to realize the expected or any return on our investment in equity securities of another company.

If any of our investments provide for the payment of a royalty to us, then part of the value of our investment will be dependent on the ability of the company in which we invested to effectively maintain and grow sales of the products subject to such royalty. Such company’s ability to do so will be subject to the risks applicable to its business and there can be no assurance that such company will achieve the revenue targets required to trigger royalty payments in the near-term or at all. Should the company be unable to maintain or grow sales of its products, we may not be able to realize all or any anticipated revenues from any royalty arrangements.

Any investment we make will be subject to the risks applicable to the business, securities and operations of the company in which we invested, which, if such company is public, will be disclosed in the company’s filings with securities regulators in the applicable jurisdiction. You should read disclosure of any such risks in the company’s filings to assess the risk profile to which our investments may be subject.

Any of the foregoing could cause us not to realize all or any of the anticipated benefits of our investments and may result in our taking an impairment charge related to such investments, which may materially adversely affect our financial position, results of operations and prospects. All of our investment decisions will be subject to our discretion, and you will not be able to influence investment decisions with which you might disagree.

Risks Related to Our Common Shares

The price of our common shares in public markets has experienced and may in the future experience extreme volatility and you may lose some or all of your investment in our common shares as a result.

The price of our common shares has experienced significant volatility since the time of our listing on the Nasdaq Global Select Market and has experienced extreme volatility in recent days. On February 11, 2021, the closing sale price of our common shares as reported by Nasdaq Capital Market (“Nasdaq”) was US$2.3800. On January 12, 2021, the closing sale price of our common shares as reported by Nasdaq was US$0.6680. Between February 11, 2020 and February 11, 2021, the closing sale price of our common ranged from US$0.1440 per share to US$2.9500 per share, and during the period between January 12, 2021 and February 11, 2021, our share price varied from an intra-day low of US$0.4950 per share to an intra-day high of US$3.9600 per share. Other than the US$100,000,000 offering of units announced on January 29, 2021, and the US$74,500,000 offering of units announced on February 2, 2021 (together, the “Unit Offerings”), there has been no recent change in our financial condition or results of operations, such as our earnings, revenues, or other measure of company value that is consistent with the recent change in, and volatility of, our share price. In the absence of such recent changes, the recent increases in our share price are significantly inconsistent with improvement in the actual or expected indicators of the value of the Company.

The market price for our common shares has been and may in the future continue to be extremely volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond our control, including the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of other issuers that investors deem comparable to us; (iv) the addition or departure of our executive officers and other key personnel; (v) the release or expiration of lock-up or other transfer restrictions on our common shares; (vi) sales or perceived sales, or expectation of future sales, of our common shares or instruments convertible or exercisable for our common shares; (vii) significant dispositions, acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (viii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets; (ix) trading activity by investors which is not motivated by or commensurate with changes in the actual or expected indicators of the value of our Company; (x) speculation in the press, in the investment community, or on the internet, including on online forums and social media, about our Company, our industry or our securities; (xi) anticipated or pending investigations, proceedings, or litigation that involve or affect us, other companies in our industry, or other companies that investors deem comparable to us; and (xii) the occurrence of any other risk identified in the risk factors included in our filings with the Securities and Exchange Commission.

Financial markets have experienced significant price and volume fluctuations which have affected the market prices of equity securities of public entities. Companies in the cannabis sector have also experienced extreme volatility in their trading prices. In many cases, these fluctuations, and the effect that they have on market prices, have been unrelated to the operating performance, underlying asset values or prospects of such entities. For example, certain companies, including ours, have recently experienced extreme volatility and increases in share price due to trading activity by retail investors which was motivated primarily by a desire to influence the financial performance of hedge funds, rather than changes in actual or expected value of the companies subject to trading activity. Accordingly, the market price of our common shares may decline rapidly and substantially even if our operating results or prospects have not changed.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed not to be temporary, which may result in impairment losses to us. Furthermore, certain investors may base their investment decisions on considerations of our environmental, governance and social practices of our industry as a whole, and our performance in these areas against such institutions’ respective investment guidelines and criteria. The failure to satisfy such criteria may result in limited or no investment in our common shares by those institutions, which could materially adversely affect the trading price of our common shares. There can be no assurance that continuing fluctuations in the price and volume of equity securities will not occur and affect the trading price of our common shares.

Since we have never paid, and, for the foreseeable future, do not anticipate paying, dividends to holders of our common shares, your only means of receiving any return on an investment in our common shares is to sell our shares for a price greater than that which you paid for them. Any of the foregoing risks may prevent you from doing so in the foreseeable future or at all, and you may lose some or all of your investment. In addition, while the daily trading volume in our common shares has recently been significant, there can be no assurance that such volume will not decline, perhaps rapidly and substantially, limiting your ability to sell our common shares and make a return on your investment on your desired timeline or at all.

The risk that you fail to resell our common shares at a price greater than you paid for them and lose some or all of your investment as a result will be further exacerbated if our shares experience a “short squeeze” and you purchase shares during a short squeeze.

Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may involve long and short exposures. To the extent aggregate short exposure exceeds the number of our common shares available for purchase in the open market, investors with short exposure may have to pay a premium to repurchase our common shares for delivery to lenders of such common shares. Those repurchases may, in turn, dramatically increase the price of our common shares until investors with short exposure are able to purchase additional common shares to cover their short position. This phenomenon is often referred to as a “short squeeze”. A short squeeze could lead to or exacerbate volatile price movements in our common shares that are not directly correlated to the performance or prospects of our Company. Once investors purchase the shares necessary to cover their short position, our share price will likely decline rapidly and substantially relative to its levels during the short squeeze, and may not return to levels at or above those during the short squeeze for a long time or at all. As a result, if you purchase our shares during a short squeeze, you will be at an increased risk of failing to sell our shares at a price greater than what you paid for them and losing some or all of your investment. As of February 11, 2021, approximately 5.50% of our public float was shorted. While we currently have no reason to believe our shares would be the target of a short squeeze, there can be no assurance that we will not in the future be a target of a short squeeze, and you may lose a significant portion or all of your investment if you purchase our shares at a price that is significantly disconnected from the underlying value of our Company.

We may sell a substantial number of our common shares in the public market at any time. Such sales or the perception that they may occur could cause the market price of our common shares to drop significantly, even if our business is doing well.

We may sell a substantial number of our common shares, or securities convertible or exercisable into our common shares, in the public market at any time, without consent of existing shareholders. Such sales, or the perception in the market that they may occur, could reduce the market price of our common shares rapidly and substantially. Accordingly, you may become unable to resell our shares at a price greater than you paid for them for a long time or at all, and may lose some or all of your investment. The foregoing could also impair our ability to raise capital through the sale of additional equity securities.

Holders of our common shares may be subject to dilution resulting from future offerings of securities, the conversion or exercise, as applicable, of our outstanding warrants and the issuance of equity-based compensation by us.

We may raise additional funds in the future pursuant to a registration statement or otherwise, by issuing common shares, or securities exercisable or convertible into common shares, including preferred shares, warrants, rights or units comprising two or more of the foregoing securities. Holders of our common shares do not have preemptive rights in connection with such further issuances. Our board of directors has the discretion to determine if an issuance of securities is warranted, the price at which such issuance is effected and the other terms of any such future issuance. In addition, additional common shares may be issued by us in connection with the exercise of options and exchange of restricted share units (“RSUs”) and deferred share units (“DSUs”) granted by us or as part of an employee compensation plan or agreement. Such additional equity issuances have in the past, and could in the future, depending on the price at which such securities are issued, substantially dilute the interests of the holders of our common shares.

Additionally, as of February 11, 2021, there were 645,600 stock options and 4,803,800 warrants for the purchase of our common shares outstanding, of which 159,017 stock options and 3,091,267 warrants were vested and exercisable into an aggregate number of 3,250,284 common shares, at weighted average exercise prices of $2.14 and $2.25, respectively. In addition, 13,385,682 RSUs and 3,323,263 DSUs were outstanding and exchangeable for an equal number of common shares. Furthermore, as of February 11, 2021, (i) the outstanding warrants issued pursuant to a securities purchase agreement, dated June 5, 2020 (the “Securities Purchase Agreement”) (the “New Investor Warrants”) were exercisable into 500,000 common shares at an exercise price of US$0.1766; (ii) the warrants issued as compensation to placement agents in connection with the placement of unsecured senior subordinated convertible notes and New Investor Warrants pursuant to the Securities Purchase Agreement (the “Placement Agent Warrants”) were exercisable into 540,000 common shares at an exercise price of US$1.00; (iii) the Series A warrants issued in connection with a unit offering on August 18, 2020 (the “2020 Series A Warrants”) were exercisable into 500,000 common shares at an exercise price of US$0.1766; and (iv) the Series A warrants issued in the Unit Offerings (collectively, the “2021 Series A Warrants”) were exercisable into 63,333,334 common shares at an exercise price of US$0.80, and into 35,000,0000 common shares at an exercise price of US$1.10. The conversion and exercise prices, as applicable, of the New Investor Warrants, the Placement Agent Warrants, the 2020 Series A Warrants and the 2021 Series A Warrants are subject to customary anti-dilution protections and certain other adjustments contained in such instruments.

If we fail to meet applicable listing requirements, Nasdaq may delist our common shares from trading, in which case the liquidity and market price of our common shares could decline.

Our common shares are listed on the Nasdaq. In order to maintain that listing, we must satisfy minimum financial and other requirements including, without limitation, a requirement that our closing bid price be at least US$1.00 per share. On May 12, 2020, we were notified by the Listing Qualifications Department of the Nasdaq that the closing bid price of our common shares for the last 30 consecutive business days from March 30, 2020 to May 11, 2020 did not meet the minimum bid price of US$1.00 per share as set forth in the minimum bid requirement. At that time, we had until December 28, 2020 to regain compliance with the minimum bid requirement. Effective December 21, 2020, we transferred our listing from the Nasdaq Global Select Market to the Nasdaq Capital Market, so as to take advantage of an additional period of 180 days during which to achieve compliance. Nasdaq granted us the foregoing extension on December 29, 2020. The extension allowed us to regain compliance with the Nasdaq minimum bid requirement if for a minimum of 10 consecutive business days before June 28, 2021 the bid price for our common shares closes at or above US$1.00 per share. On February 16, 2021, Nasdaq notified us that the Company regained compliance with the minimum bid requirement because the bid price for our common shares closed at or above US$1.00 per share for the 10 consecutive business days between February 1, 2021, and February 12, 2021.

If we fail to maintain compliance with the minimum bid price rule or fail to maintain compliance with any other applicable Nasdaq continued listing requirements, Nasdaq may determine to delist our common stock, at which time our common stock would be quoted on the over-the-counter markets. If we fail to comply with the applicable listing standards and Nasdaq delists our common shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common shares;

•	reduced liquidity for our common shares;

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a determination that our common shares are “penny stock”, which would require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news about us and analyst coverage of us;

•	defaults or breaches of covenants in our financing agreements; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

We cannot assure you that we will be able to maintain compliance with the continued listing standards of Nasdaq in the future.

Any equity securities we issue will be subordinate to our future indebtedness, if any, and any common shares we issue will be subordinate to any preferred shares we issue.

Common shares are equity interests in our Company and do not constitute indebtedness. As such, our common shares will rank junior to our future indebtedness, if any, and other non-equity claims on our Company with respect to assets available to satisfy claims on our Company, including in a liquidation of our Company. Additionally, our board of directors is authorized to issue series of preferred shares without any action on the part of shareholders of our common shares. Holders of our common shares are subject to the prior dividend, liquidation preferences, terms of redemption, conversion rights and voting rights, if any, of any holders of our preferred shares or depositary shares representing such preferred shares then outstanding.